Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest to Become Public AgTech Company Listed on Nasdaq

I am writing to share some exciting news about AppHarvest, as we have taken a significant step forward in our mission to redefine American agriculture. Today, we announced a business combination with Novus Capital Corp., a publicly traded special purpose acquisition corporation (SPAC). Upon the closing of the transaction, we will combine with Novus Capital, and AppHarvest will be listed on Nasdaq. The transaction is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021. Please see the press release we issued this morning.

We believe that becoming a public company, through this transformative transaction, will allow us to rapidly scale our agriculture technology in pursuit of our goal to redefine American agriculture and create the country’s AgTech capital from within Appalachia.

As a highly valued partner, I would like to thank you for your support. Our partnerships are critical to success. As a public company, we will be in an even better position for continued success pursuing our mission to transform agriculture.

While this is an exciting development, it is business as usual at AppHarvest. Our highly experienced management team will continue to lead AppHarvest, and I will continue to serve as Chief Executive Officer. The impact and sustainability leaders that comprise our excellent board of directors will remain in place. In addition, I am pleased to share that Peter C. Halt has joined the executive team as Chief Financial Officer. Peter is a seasoned finance professional with many years of experience as a public company CFO, most recently having served as the CFO for TiVo Corporation.

Given this news, there may be a heightened level of interest in information related to AppHarvest that would be used to form an opinion on our future performance. We respectfully request that you refrain from discussing the nature of our relationship with any outside parties. If you receive any inquiries related to this transaction, please direct them to our communications firm ICR at AppHarvest@icrinc.com.

Thank you again for your continuing support and partnership. Because of your trust in our team and our mission, we believe the future is bright for AppHarvest and American agriculture.

We will provide updates as our transition to a public company continues.

Best regards,

Jonathan Webb

Founder & Chief Executive Officer

AppHarvest

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.